Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

(Amounts in millions of pounds)

	2013	2012	2011	2010	2009
		(restated(1))	(restated(1))	(restated(1))	(restated(1))
Earnings:
Pretax income before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	6,604	6,571	7,610	3,008	7,810
Plus: Fixed charges	814	865	850	883	842
Plus: Distributed income of income from equity investees	18	46	25	18	17
Less: Preference security dividend	—	—	—	—	—
Less: Minority interest in pre-tax income (1)(2)	1	6	4	12	4

Total Earnings	7,435	7,476	8,481	3,897	8,665

Fixed charges:
Interest expense	767	808	799	831	783
Interest within rental expense (1/3 of rentals)	47	57	51	52	59
Preference security dividend (2)	—	—	—	—	—

Total fixed charges	814	865	850	883	842

Ratio of Earnings to Fixed Charges	9.1	8.6	10.0	4.4	10.3

(1)	An amendment to International Accounting Standard 19 ‘Employee benefits’ was issued in June 2011 and was implemented by GlaxoSmithKline from 1 January 2013. The amendment eliminates the ability to defer the recognition of gains and losses (the ‘corridor’ method), requires remeasurements to be presented in other comprehensive income, requires past service cost to be recognised in the income statement in the year of the plan amendment rather than deferring the portion related to unvested benefits, requires the return on plan assets recognised in the income statement to be calculated using the same rate as the discount rate applied to the pension obligation and makes several other minor accounting and disclosure changes. The revised standard increased the pension charge in 2013 by approximately £160 million. Comparative periods have been restated and as a result the pension charge for 2012 has increased by £92 million, for 2011 by £73 million, for 2010 by £68 million and for 2009 by £17 million.
(2)	Minority interest, excluding those having fixed charges.
(3)	Grossed up at effective tax rate of 15.33% for the year ended 31 December 2013 and by 29.12%, 29.11%, 41.53%, 28.16%, for the years ended 31 December, 2012, 2011, 2010 and 2009, respectively.